Exhibit 11

              STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

      Basic earnings per common share of $0.37 for the three months ended September 30, 2006 were calculated by dividing net income of $395,000 for the period July 1, 2006 to September 30, 2006 by the weighted-average number of common shares outstanding of 1,064,253.